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                       SECURITIES AND EXCHANGE COMMISSION




                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (Amendment No. 1)1


                            SUNSTAR HEALTHCARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   867939-10-0
     ---------------------------------------------------------------------------
                                 (CUSIP Number)

                               Gary J. Simon, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704-6000
--------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                                January 29, 1999
     -----------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

CUSIP No. 867939-10-0              SCHEDULE 13D     Page    2   of     5   Pages
          ------------------------                       ------    -------


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warren D. Stowell

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)[ ]

                                                                      (b)[X]
    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

            OO

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                   [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

      NUMBER OF             7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  255,000
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               8      SHARED VOTING POWER

                                   474,330
                            9      SOLE DISPOSITIVE POWER

                                   255,000
                           10      SHARED DISPOSITIVE POWER

                                   474,330

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       729,330

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       23%

14     TYPE OF REPORTING PERSON*

       IN
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 pages

CUSIP No.   867939-10-0                             Page     3   of    5   Pages
          ----------------                                -------    ------


Item 1.           Security and Issuer.

         The class of equity securities to which this statement relates consists of the common stock, par value $.001 per share (the "Common Stock"), of SunStar Healthcare, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 300 International Drive, Suite 230, Heathrow, Florida 32746.

Item 2.           Identity and Background.

         (a) The name of the individual filing this statement is Warren D. Stowell.

         (b) Mr. Stowell's business address is 300 International Drive, Suite 230, Heathrow, Florida 32746.

         (c) Mr. Stowell's principal occupation is President, Chief Executive Officer and Chairman of the Board of the Company.

         (d) Mr. Stowell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Stowell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Stowell is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         On January 29, 1999 Mr. Stowell's options to purchase 62,500 shares of Common Stock vested. Mr. Stowell is currently the direct beneficial owner of 250,000 options, all of which have vested. These options are exercisable at $.25 per share until May 14, 2006.

         In addition, Mr. Stowell is the beneficial owner of 474,330 shares of Common Stock as a result of a voting agreement and irrevocable proxy dated July 16, 1998 among Mr. Stowell, David A. Jesse, Executive Vice President, Chief Operating Officer and Secretary of the Company, and certain investors in a private placement of Common Stock of the Company. The voting agreement and irrevocable proxy will terminate on July 16, 1999.

                                Page 3 of 5 pages

CUSIP No.   867939-10-0                            Page    4    of    5    Pages
          ----------------                              -------    --------


Item 4.           Purpose of Transaction.

         Mr. Stowell's options to acquire shares of Common Stock were acquired in connection with his employment by the Company and are being held as an investment. Mr. Stowell does not have any present plans or proposals which relate to or which would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

         (a) Amount beneficially owned: 729,330 shares of Common Stock, comprising 23% of the outstanding shares of Common Stock. Includes 250,000 shares of Common Stock, the subject of stock options, of which Mr. Stowell has the right to acquire immediate beneficial ownership. Also includes 474,300 shares of Common Stock Mr. Stowell beneficially owns as a result of a voting agreement and irrevocable proxy dated July 16, 1998 among Mr. Stowell, David A. Jesse, Executive Vice President, Chief Operating Officer and Secretary of the Company, and certain investors in a private placement of Common Stock of the Company.

         (b) The number of shares of Common Stock with respect to which Mr. Stowell has sole voting and dispositive power is 255,000, out of which 250,000 are the subject of stock options. Mr. Stowell also has shared voting power with respect to 474,330 shares of Common Stock.

         (c) Pursuant to a voting agreement and irrevocable proxy dated July 16, 1998, Mr. Stowell shares voting power with respect to 474,330 shares of Common Stock.

         (d) Mr. Stowell currently has sole voting power and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 255,000 shares of Common Stock.

                                Page 4 of 5 pages

CUSIP No.   867939-10-0                              Page   5    of    5   Pages
          ----------------                                ------    ------


         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Mr. Stowell is party to a voting agreement and irrevocable proxy dated July 16, 1998 with Mr. David A. Jesse and various investors. Pursuant to the voting agreement and irrevocable proxy, Mr. Stowell shares with Mr. Jesse the voting power with respect to 474,330 shares of Common Stock. This voting agreement will terminate on July 16, 1999.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A:  Form of Subscription Agreement, Stockholder Voting
                              Agreement and Proxy.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 1999


                                                    /s/  Warren D. Stowell
                                                   ---------------------------
                                                         Warren D. Stowell







                                Page 5 of 5 pages

                                                                      EXHIBIT A
                                                                      ---------


Name of Subscriber:    ____________________________________

Total Number of Shares of Common Stock:  __________________


                            SUNSTAR HEALTHCARE, INC.

         SUBSCRIPTION AGREEMENT, STOCKHOLDER VOTING AGREEMENT AND PROXY
                  (QUESTIONNAIRE AND INVESTMENT REPRESENTATION)

                   THE SECURITIES BEING SUBSCRIBED FOR HEREBY
                  HAVE NOT BEEN REGISTERED UNDER THE SECURITIES
                  ACT OF 1933, AS AMENDED, OR UNDER APPLICABLE
                    STATE SECURITIES LAWS DUE TO THE LIMITED
                       NUMBER OF PERSONS BEING OFFERED TO
                             AND THE PRIVATE NATURE
                                OF THE OFFERING.

             FURTHER, THE SECURITIES BEING SUBSCRIBED FOR MAY NOT BE
               TRANSFERRED EXCEPT PURSUANT TO TRANSACTIONS EXEMPT
                    FROM THE REGISTRATION REQUIREMENTS OF THE
       SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES
                               LAWS, OR COMPLIANCE
                                   THEREWITH.


         1. Instructions. This subscription agreement, stockholder voting agreement and proxy (questionnaire and investment representation) (this "Agreement") must be executed and delivered by each prospective investor (the "Subscriber") in the Common Stock (the "Securities") of SunStar Healthcare, Inc., a Delaware corporation (the "Company") being offered pursuant to a
Confidential Memorandum dated _____________, 1998 and any amendments or supplements thereto, including copies of the Company's 1997 annual report filed on Form 10-KSB and its quarterly report on Form 10-QSB for the period ended January 31, 1998 (collectively, the "Memorandum"). If your answer to any of the following questions, representations or warranties is negative or not applicable, you must indicate such in writing; otherwise, your answer will be deemed to be in the affirmative or otherwise as indicated.

         If the investor is a partnership, it must furnish a copy of its partnership agreement and such further information as may be required to satisfy the Company that such partnership is a pre-existing business entity which was not formed specifically for the purpose of making this investment. If the investor is a business trust (IRA, Keogh plan trust, qualified pension and/or profit sharing plan trust, custodial account or other such account) or a corporation or other legal entity, unless otherwise indicated, all responses are being made on behalf of each of the principal beneficiaries of the trust and the shareholders of the corporation. In addition, you must furnish the Company with a copy of the instrument (including all amendments) creating the entity.

         Your answers will be kept strictly confidential at all times; provided, however, that the Company may disclose the information provided for the purpose of proving compliance with any and all applicable laws, including securities and tax laws.

         Any questions regarding this Agreement or your investment should be directed to Mr. David A. Jesse, Executive Vice President and Chief Operating Officer, SunStar Healthcare, Inc., 300 International Parkway, Suite 230, Heathrow, Florida 32746, Telephone: 407-304-1066, Facsimile 407-304-1088.

         Prospective Investors should retain their own professional advisors to review and evaluate the economic, tax and other consequences of an investment in the Company.

                  THE SECURITIES OFFERED PURSUANT TO THIS AGREEMENT (QUESTIONNAIRE AND INVESTMENT REPRESENTATION), AND THE MEMORANDUM (COLLECTIVELY, THE "OFFERING MATERIALS") HAVE NOT BEEN FILED OR REGISTERED WITH OR APPROVED BY THE SECURITIES
                  AND EXCHANGE COMMISSION (THE "COMMISSION"), NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS.

                  THE SECURITIES OFFERED HEREBY ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS FOR NON-PUBLIC OFFERINGS. SUCH EXEMPTIONS LIMIT THE NUMBER AND TYPES OF INVESTORS TO WHICH THE OFFERING WILL BE MADE AND RESTRICT SUBSEQUENT TRANSFER OF THE INTERESTS.

                  THE SECURITIES OFFERED HEREBY SHOULD BE CONSIDERED
                  ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN A LOSS OF THEIR ENTIRE INVESTMENT. INVESTORS WILL BE REQUIRED TO REPRESENT THAT THEY ARE FAMILIAR WITH AND UNDERSTAND THE TERMS OF THIS OFFERING.

                  NO SECURITIES MAY BE RESOLD OR OTHERWISE DISPOSED OF BY AN INVESTOR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, REGISTRATION UNDER THE APPLICABLE FEDERAL OR STATE SECURITIES LAWS IS NOT REQUIRED OR COMPLIANCE IS MADE WITH SUCH REGISTRATION REQUIREMENTS.

                  THE OFFEREE, BY ACCEPTING DELIVERY OF THE OFFERING MATERIALS, AGREES TO RETURN THE OFFERING MATERIALS AND ALL ACCOMPANYING OR RELATED DOCUMENTS TO THE COMPANY UPON REQUEST IF THE OFFEREE DOES NOT AGREE TO PURCHASE ANY OF THE SECURITIES OFFERED HEREBY.

                  THE OFFERING MATERIALS ARE SUBMITTED IN CONNECTION WITH THE PRIVATE PLACEMENT OF THE SECURITIES AND DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED. ANY REPRODUCTION OR DISTRIBUTION OF THE OFFERING MATERIALS IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF THEIR CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, IS PROHIBITED. ANY PERSON ACTING CONTRARY TO THE FOREGOING RESTRICTIONS MAY PLACE HIMSELF AND THE COMPANY IN VIOLATION OF FEDERAL OR STATE SECURITIES LAWS.

                                    NASAA UNIFORM LEGEND

                  IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE OFFERING AND SALE OF SECURITIES, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

         2.       General Information.

                  Age:                __________________________________________

                  Residence Address:  __________________________________________



                  Mailing Address:    __________________________________________
                  (if different)
                                      __________________________________________

                  Telephone:          __________________________________________

                  Social Security No.:   _______________________________________

                  Occupation:            _______________________________________

                  Business Name and      _______________________________________
                  Address:
                                         _______________________________________

                                         _______________________________________


                  Business Telephone:    _______________________________________

                  Describe Current Employment or Business Activity:

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

                  How Long:

         3.       Knowledge and Experience in Business and Financial Affairs.

                  Have you invested with the Company previously:

                           Yes              No

                  Have  you  ever   invested  in  any   "restricted"   stock  or
                  unmarketable securities previously:

                           Yes              No

                           If so,  please  briefly  explain  the  nature  of the
investments:

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
(In lieu of answering the two immediately preceding questions, please attach such information as you feel is necessary to provide the information requested.)

         4. Accredited Investor Status. The Subscriber represents and warrants that the answers to the following questions are correct (check if applicable). If none of the following applies to you please leave a blank.

_____(i) I am a natural person whose individual net worth, individually or together with my spouse, at the time of purchase exceeds $1,000,000 (at the time of his or her purchase);

_____(ii)         I am a natural  person who had an individual  income in excess of $200,000 or a joint income with my spouse in excess of $300,000 in each of the two most recent years;

_____(iii)        I am a broker or dealer  registered  pursuant to Section 15 of the Securities Exchange Act of 1934;

_____(iv)         I  am  an  employee  benefit  plan,  including  an  individual retirement  account,  within  the  meaning  of  Title I of the
                  Employee  Retirement  Income  Security  Act of  1974,  and (a)
                  investment decisions are made by a plan fiduciary,  as defined in section 3(21) of such Act, which is either a bank,  savings
                  and  loan  association,   insurance  company,   or  registered
                  investment  adviser,  or (b) such  employee  benefit  plan has
                  total  assets  in  excess  of   $5,000,000  or  (c)  it  is  a
                  self-directed plan and investment decisions are made solely by persons that are accredited investors;

_____(v)          I am a private  business  development  company  as  defined in section 202(a)(22) of the Investment Advisers Act of 1940;

_____(vi)         I am an  organization  described  in Section  501(c)(3) of the
                  Internal Revenue Code of 1986, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

_____(vii)        I am a director or executive officer of Company;

_____(viii)       I am a trust with total  assets in excess of  $5,000,000,  not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Act;

_____(ix)         I am  an  entity  in  which  all  of  the  equity  owners  are
                  "accredited investors" under Rule 501(a) of the Securities Act of 1933, as amended;

_____(x) I am a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

_____(xi)         I am a bank as defined in  Section  3(a)(2) of the  Securities
                  Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

_____(xii)        I am an insurance  company as defined in Section  2(13) of the
                  Securities Act;

_____(xiii)       I am an investment  company  registered  under the  Investment
                  Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; or

_____(xiv)        I am a small business  investment company licensed by the U.S.
                  Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

         5. Consideration for Purchase. The undersigned (the "Subscriber") hereby elects to purchase the Common Stock (the "Securities") in the aggregate principal amount indicated on the initial page hereof.

         6. Understandings of the Subscriber. The Subscriber acknowledges, understands and agrees that:

                  (a) The Company reserves the right to reject all or any part of this subscription in its sole discretion.

                  (b) This Agreement is and shall be irrevocable, except that the Subscriber shall have no obligations hereunder in the event that it is for any reason rejected by the Company.

                  (c) The Subscriber will be promptly notified by the Company whether this subscription has been accepted, either in whole or in part, and if not accepted in whole, agrees to accept the return of a proportionate part of the funds tendered to the Company as refund or a return, and in either case without interest or deduction.

                  (d) The Securities shall not be deemed issued to or owned by the Subscriber until the Company has executed this Subscription Agreement and received payment for the shares of Common Stock subscribed for herein (evidenced by a receipt), such executed agreement and receipt constituting evidence of Subscriber's ownership interest in the Common Stock.

                  (e) The Securities have not been registered under the Securities Act of 1933, as amended, or any applicable state law (collectively, the "Securities Act"); further, the Securities may not be sold, offered for sale, transferred, pledged, hypothecated or otherwise disposed of except in compliance with the Securities Act; further, the legal consequences of the foregoing mean that the Subscriber must bear the economic risk of the investment in the Securities for an indefinite period of time; further, if the Subscriber desires to sell or transfer all or any part of the Securities, the Company may require the Subscriber's counsel to provide a legal opinion that the transfer may be made without registration under the Securities Act and applicable state securities laws; further, other restrictions discussed elsewhere herein may be applicable; and further, the Subscriber is subject to the restriction on transfer described herein and the Company will issue stop transfer orders with the Company's transfer agent to enforce such restrictions.

                  (f) No federal or state agency has made any findings or determination as to the fairness of an investment in the Company, or any recommendation or endorsement of this investment.

         7. Representations and Warranties of the Subscriber. The Subscriber represents and warrants to the Company as follows:

                  (a) Subscriber's commitment to investments that are not readily marketable is not disproportionate to Subscriber's net worth, and Subscriber's investment in the Securities will not cause such overall commitment to become excessive.

                  (b) Subscriber has the financial ability to bear the economic risks of Subscriber's investment in the Securities, has adequate means of providing for Subscriber's current needs and personal contingencies, and has no need for liquidity in this investment.

                  (c) Subscriber has evaluated the high risks of investing in the Company and has such knowledge and experience in financial and business matters in general and in particular with respect to this type of investment that Subscriber is capable of evaluating the merits and risks of any investment in the Securities. Subscriber is aware that there is no guarantee that the Subscriber will realize any gain from this investment, and that the Subscriber could lose the total amount of the Subscriber's investment in the Securities.

                  (d)  Subscriber  has  carefully  read the  Memorandum  for the
Securities and all the exhibits to the Memorandum and has been given the opportunity to ask questions of and receive answers from the Company concerning the terms and conditions of this investment, and to obtain additional information necessary to verify the accuracy of the information Subscriber desired in order to evaluate Subscriber's investment, and in evaluating the suitability of this investment Subscriber has not relied upon any representations or other information (whether oral or written), other than that furnished to Subscriber by the Company or its representatives.

                  (e) Subscriber has had the opportunity to discuss with Subscriber's professional, legal, tax and financial advisors the suitability of an investment in the Securities for Subscriber's particular tax and financial situation and all information that Subscriber has provided to the Company concerning Subscriber and Subscriber's financial position is correct and complete as of the date set forth below, and if there should be any material change in such information prior to Subscriber's admission as a shareholder of the Company, Subscriber will immediately provide such information to the Company.

                  (f) The address shown under the Subscriber's signature at the end of this Subscription Agreement is the Subscriber's principal residence, if Subscriber is an individual, or its principal business address if a corporation or other entity.

                  (g) In making the decision to purchase the Securities, Subscriber has relied solely upon independent investigations made by Subscriber or on Subscriber's behalf.

                  (h) Subscriber is acquiring the Securities for Subscriber's own personal account, for investment purposes only, and is not purchasing with a view to, or for, the resale, distribution, subdivision or fractionalization thereof, and shall not make any sales, or pledge or other transfer thereof without registration under the Securities Act and any applicable securities laws of any state unless an exemption from registration is available under those laws.

                  (i) Subscriber is an accredited investor as that term is defined in Section 501(a) under Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. Subscriber is financially able to bear the economic risk of this investment, including the ability to afford holding the Securities for an indefinite period of time.

                  (j)  FOR PARTNERSHIPS, CORPORATIONS, TRUSTS, OR OTHER ENTITIES
ONLY: If the  Subscriber is a partnership,  corporation,  trust or other entity,
(i) the Subscriber represents and warrants that it was not organized or reorganized for the specific purpose of acquiring the Securities, (ii) the person on behalf of Subscriber executing this Agreement has the full power and authority to execute this Agreement on behalf of such entity and to make the representations and warranties made herein on its behalf, and (iii) this investment has been affirmatively authorized, if required, by the governing board of such entity and is not prohibited by the governing documents of the entity.

                  (k) The Subscriber understands that the purchase of the Securities is a highly speculative investment and involves a high degree of risk, including but not limited to the risk of economic loss from operations of the Company and risks described under the heading "Risk Factors" in the Memorandum that the Company may need additional financing in the future, and that the Company makes no assurance whatever concerning the present or prospective value of the Debentures.

         The foregoing representations, warranties, agreements, undertakings and acknowledgments are made by Subscriber with the intent that they be relied upon in determining Subscriber's suitability as a purchaser of the Securities. In addition, Subscriber agrees to notify the Company immediately of any change in any representation, warranty or other information. If more than one person is signing this Agreement, each representation, warranty and undertaking herein shall be a joint and several representation, warranty and undertaking of each such person.

         8. Indemnity by Subscriber. The Subscriber understands and acknowledges that the Company and its officers and directors are relying upon the representations, warranties and agreements made by the Subscriber to and with the Company herein and, thus, hereby agrees to indemnify the Company, its officers and directors, agents, attorneys, and employees, and agrees to hold each of them harmless from and against any and all loss, damage, liability, or expense, including reasonable attorneys' fees, that it or any of them may suffer, sustain, or incur by reason of or in connection with any misrepresentation or breach of warranty or agreement made by the Subscriber under this Agreement, or in connection with the sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any other applicable law.

         9.       Miscellaneous Provisions.

                  (a) No Assignment. The Subscriber agrees that the Subscriber may not transfer, assign, cancel, terminate or revoke this Agreement or any agreement of the Subscriber made hereunder (except as otherwise specifically provided herein).

                  (b) Further Assurances. At any time and from time to time after the date of this Agreement, each party shall execute such additional instruments and take such other and further actions as may be reasonably requested by any other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purpose of this Agreement. In addition, in the event the Company or its executive officers request additional representations by Subscriber, or documentation of the representations herein set forth, in order better to evaluate Subscriber's suitability for investment in the Company, the Subscriber will promptly furnish such additional representations or documentation or, in the alternative, if the Subscriber considers such additional request to be unreasonable, the Subscriber will request that his, her or its subscription for the Securities be withdrawn.

                  (c) Waiver. Any failure on the part of any party hereunder to comply with any of their obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owed; however, waiver on one occasion does not operate to effectuate a waiver on any other occasion.

                  (d) Headings. The article and paragraph headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

                  (e) Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PROVISIONS THEREOF.

                  (f) No Oral Modification. This Agreement may be amended solely in writing, and only after the mutual agreement of the parties affected thereby.

                  (g) Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements contained herein shall survive the sale of the Securities pursuant to this Agreement.

                  (h) Entire Agreement: Binding Agreement. The parties have not made any representations and warranties with respect to the subject matter hereof not set forth herein and this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties and, as applicable, their respective heirs, personal representatives, successors and permitted assigns.

                  (i) Representation of the Company. The Company has delivered to the Holder, or has otherwise confirmed delivery to the Holder, of the Company's Memorandum, including all supplements and Exhibits thereto, in connection with the sale of the Securities. To the best of the Company's knowledge, the Memorandum does not, at the date thereof, and as amended or supplemented through the closing date will not at the closing date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein in light of circumstances under which they were made not misleading.

                  (j)      Stockholder Voting Agreement and Proxy.

                           (i)      For  a period  of 12 months from the date of
the closing of this offering, the Subscriber agrees to vote or cause to be voted all of the Securities acquired hereby according to the direction of either Warren E. Stowell or David A. Jesse, officers and directors of the Company, with respect to any proposal(s) upon which the stockholders of the Company may vote, including, but not limited to, the issuance of additional securities of the Company in order to raise or secure additional equity investment in or debt financing for the Company.

                           (ii)     For  a period of 12 months  from the date of
the closing of this offering, this executed Agreement shall constitute an irrevocable proxy coupled with an interest pursuant to the stockholders voting agreement set forth above in subsection (j)(i) above. During such period, either Warren E. Stowell or David A. Jesse shall have the right to vote or execute a written consent on behalf of the Securities acquired by the Subscriber pursuant to the terms and conditions of this Agreement as Warren E. Stowell or David A. Jesse, in their sole and exclusive discretion, choose. The Subscriber shall execute any additional proxy documents and take any further action either Warren
E. Stowell or David A. Jesse may reasonably request to carry out the purposes of the stockholders voting agreement set forth above.

                  (k) Registration Rights Agreement. The Subscriber has executed and delivered to the Company, simultaneously herewith, a registration rights agreement substantially in the same form as attached to the Memorandum as Exhibit C.

                     ALL SUBSCRIBERS MUST COMPLETE THIS PAGE


                         /S
(Number of Shares/Purchase Price of the shares of Common Stock Subscribed For)


Make checks payable to:    SunStar Healthcare, Inc.

Manner in which Title is to be held (Please Check One):


1.   []  Individual                     6.   []  IRA of  _______________________

2.   []  Joint Tenants With             7.   []  Trust/Estate/Pension or
          Right of Survivorship                   Profit Sharing Plan

                                                  Date Opened: _________________

3.   []  Community Property             8.   []  As a Custodian for
                                                  ______________________________

                                                  Under the Uniform Gift to
                                                  Minors Act of the State of

                                                  ______________________________

4.   []  Tenants in Common              9.   []  Married with Separate Property

5.   []  Corporation Partnership        10.  []  Keogh of ______________________


CERTIFICATION: Under penalties of perjury, I certify that the number shown below is my valid tax identification number and that I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends or the Internal Revenue Service has notified me that I am no longer subject to backup withholding. Taxpayer Identification Number: ___________________.

         IN WITNESS WHEREOF, the undersigned has executed this Agreement on this ____ day of __________________, 1998.



                             Signature of Subscriber

                 EXECUTION BY SUBSCRIBER WHO IS A NATURAL PERSON



________________________________________________________________________________
                     Exact Name in Which Title is to be Held


________________________________________________________________________________
                                   (Signature)


________________________________________________________________________________
                               Name (Please Print)


________________________________________________________________________________
                      Residence Address: Number and Street


________________________________________________________________________________
 City                       State                                  Zip Code


________________________________________________________________________________
                             Social Security Number


      Accepted this    day of      , 1998, on behalf of SunStar Healthcare, Inc.



                                                     SUNSTAR HEALTHCARE, INC.

                                                     By:  ______________________
                                                     Name:______________________
                                                     Title:_____________________

                   EXECUTION BY SUBSCRIBER WHICH IS AN ENTITY

                     (Corporation, Partnership, Trust, Etc.)



----------------------------------
Name of Entity (Please Print)



By:  ________________________
Title: ______________________

Attest:______________________
Title: ______________________




_____________________________
Address
______________________________
Taxpayer Identification Number


         Accepted this  day of     , 1998, on behalf of SunStar Healthcare, Inc.


                                                     SUNSTAR HEALTHCARE, INC.

                                                     By: _______________________
                                                     Name:______________________
                                                     Title:  ___________________